Filed Pursuant to Rule 424(b)(3)

Registration No. 333-146341

KBS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 8 DATED OCTOBER 9, 2008

TO THE PROSPECTUS DATED APRIL 22, 2008

This document supplements, and should be read in conjunction with, the prospectus of KBS Real Estate Investment Trust II, Inc. dated April 22, 2008, supplement no. 1 dated May 30, 2008, supplement no. 2 dated June 30, 2008, supplement no. 3 dated July 15, 2008, supplement no. 4 dated August 5, 2008, supplement no. 5 dated August 13, 2008, supplement no. 6 dated August 15, 2008 and supplement no. 7 dated September 16, 2008. As used herein, the terms “we,” “our” and “us” refer to KBS Real Estate Investment Trust II, Inc. and, as required by context, KBS Limited Partnership II, which we refer to as our “Operating Partnership” and to their subsidiaries. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

—	the status of the offering;

—	the declaration of daily dividends for the period from October 1, 2008 through October 31, 2008; and

—	the execution of an agreement to purchase a two-story office/flex building containing 142,700 rentable square feet in San Jose, California.

Status of the Offering

We commenced our initial public offering of 280,000,000 shares of common stock on April 22, 2008. As of October 8, 2008, we had accepted aggregate gross offering proceeds of approximately $172.2 million, including shares sold through our dividend reinvestment plan.

Declaration of Dividends

On September 23, 2008, our board of directors declared a daily dividend for the period from October 1, 2008 through October 31, 2008, which we will pay in November 2008. Investors may choose to receive cash distributions or purchase additional shares through our dividend reinvestment plan. The dividends will be calculated based on stockholders of record each day during the period at a rate of $0.00178082 per share per day and will equal a daily amount that, if paid each day for a 365-day period, would equal a 6.5% annualized rate based on a purchase price of $10.00 per share.

Purchase and Sale Agreement for the 350 E. Plumeria Building

We, through an indirect wholly owned subsidiary, have entered into a purchase agreement to acquire a two-story office/flex building containing 142,700 rentable square feet located on an approximate 8.1-acre parcel of land (the “350 E. Plumeria Building”). On September 24, 2008, our advisor, KBS Capital Advisors LLC, entered into a purchase agreement with BRE/Plumeria L.L.C. to purchase the 350 E. Plumeria Building. On October 6, 2008, the advisor assigned this purchase agreement to our indirect, wholly owned subsidiary for $100,000, which is the amount of the initial deposit under the purchase agreement.

Pursuant to the purchase agreement, we would be obligated to purchase the property only after satisfactory completion of agreed upon closing conditions. The seller is not affiliated with us or our advisor.

The purchase price of the 350 E. Plumeria Building is approximately $35.8 million plus closing costs. We plan to fund the purchase of the 350 E. Plumeria Building with proceeds from this offering, but may later place mortgage debt on the property.

The 350 E. Plumeria Building is located at 350 East Plumeria in San Jose, California. The 350 E. Plumeria Building, which was completed in 1984 and remodeled in 2008, is 100% leased to NetGear, Inc. (“NetGear”). NetGear designs, develops and markets networking products for small business, which it defines as a business with fewer than 250 employees, and home users. NetGear focuses on satisfying the ease-of-use, quality, reliability, performance and affordability requirements of these users. NetGear’s product offerings enable users to share Internet access, peripherals, files, digital multimedia content and applications among multiple networked devices and other Internet-enabled devices. NetGear sells products primarily through a global sales channel network, which includes traditional retailers, online retailers, direct market resellers, or DMRs, value added resellers, or VARs, and broadband service providers.

There can be no assurance that we will complete the acquisition. In some circumstances, if we fail to complete the acquisition, we may forfeit $750,000 of earnest money.

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